E X H I B I T   1 2

S T E R L I N G     B A N C O R P    A N D    S U B S I D I A R I E S

S T A T E M E N T     R E    C O M P U T A T I O N    O F    R A T I O S

	Years Ended December 31,
	2011	2010	2009
Fixed Charges and Preferred Dividends:
Interest expense	$12,987	$15,583	$19,295
Capitalized debt expense trust preferred	44	44	44
Estimated interest in rent	1,889	1,738	1,551
Pre-tax amount of preferred dividends	2,569	3,384	4,217
Fixed charges and preferred dividends (B)	17,489	20,749	25,107
Less interest on deposits	(8,438)	(9,588)	(11,889)
Fixed charges and preferred dividends excluding interest on deposits (D)	$9,051	$11,161	$13,218
Earnings:
Pre-tax income	$21,792	$9,184	$14,330
Fixed charges and preferred dividends	17,489	20,749	25,107
Total earnings (A)	39,281	29,933	39,437
Less interest on deposits	(8,438)	(9,588)	(11,889)
Total earnings excluding interest on deposits (C)	$30,843	$20,345	$27,548
Ratio of earnings to fixed charges and preferred dividends
Including interest on deposits (A)/(B)	2.25x	1.44x	1.57x
Excluding interest on deposits (C)/(D)	3.41x	1.82x	2.08x